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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. *)

                       Simpson Manufacturing Co., Inc.
                                (Name of Issuer)

                                  Common Stock

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                       (Title of Class of Securities)

                                   829073105
                                (CUSIP Number)

                          Christina M. O'Brien, Esq.
                        Shartsis Friese & Ginsburg LLP
                        One Maritime Plaza, 18th Floor
                           San Francisco, CA 94111
                               (415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                            September 30, 1997
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box                                                      / /.

Check the following box if a fee is being paid with the statement      / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                           SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 829073105                                       Page 2 of 6 Pages

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1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Simpson PSB Fund
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)        / /
                                                             (b)        / /
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      00
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                             / /
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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     NUMBER OF                7     SOLE VOTING POWER
      SHARES                        1,400,000
   BENEFICIALLY          --------------------------------------------------
     OWNED BY                 8     SHARED VOTING POWER
      EACH                          0
    REPORTING            --------------------------------------------------
     PERSON                   9     SOLE DISPOSITIVE POWER
      WITH                          1,400,000
                         --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,400,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                           / /
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.2
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14    TYPE OF REPORTING PERSON*
      CO
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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829073105                                       Page 3 of 6 Pages

ITEM 1.     SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Simpson Manufacturing Co., Inc., a California corporation ("SMCO"). The principal executive office of SMCO is located at 4637 Chabot Drive, Suite 200, P.O. Box 10789, Pleasanton, California 94588.


ITEM 2.     IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Simpson PSB Fund is a California nonprofit public benefit corporation ("PSB"). Charles A. Lee ("Lee") is the president, secretary and a director of PSB. Jules F. Bonjour, Jr. ("Bonjour") is the vice president and a director of PSB.

     (b) The business address of PSB is 3669 Mount Diablo Boulevard, Lafayette, California 94549. The business addresses of Lee and Bonjour are 1 Bates Boulevard, Suite 300, Orinda, California 94563, and 24301 Southland Drive, Hayward, California 94545, respectively.

     (c) See Item No. 2(a) and (b) for PSB. Lee and Bonjour are practicing attorneys. Lee is a partner of Guidotti and Lee, and Bonjour is a shareholder of Bonjour and Thorman. See Item 2(b) for the business addresses of these firms.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Lee and Bonjour are U.S. citizens.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

                   Source
 Purchaser        of Funds         Amount
------------    ------------    ------------

   PSB             Other             -0-

SCHEDULE 13D

CUSIP No. 829073105                                       Page 4 of 6 Pages

ITEM 4.     PURPOSE OF TRANSACTION.

PSB plans to sell up to 1,387,500 shares of the Stock pursuant to a Registration Statement on Form S-3 (the "Registration Statement"). SMCO currently plans to file the Registration Statement in October 1997.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

                  Aggregate
              Beneficially Owned         Voting Power         Dispositive Power
            ----------------------  ----------------------  ----------------------
   Name       Number     Percent       Sole       Shared       Sole       Shared
----------  ----------  ----------  ----------  ----------  ----------  ----------
PSB          1,400,000      12.2     1,400,000           0   1,400,000           0


The persons filing this statement have not effected any transactions in the Stock (except for accepting a donation of such shares) since August 1, 1997.


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Registration Statement, which is planned to register for sale by PSB up to 1,387,500 shares of the Stock.

SCHEDULE 13D

CUSIP No. 829073105                                       Page 5 of 6 Pages


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Power of Attorney

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 9, 1997
        ----------------------

SIMPSON PSB FUND


By:  /s/ Charles A. Lee
     -------------------------
     Charles A. Lee
     President

SCHEDULE 13D

CUSIP No. 829073105                                       Page 6 of 6 Pages

                                                                    EXHIBIT

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Barclay Simpson, Thomas J Fitzmyers and Stephen B. Lamson as their true and lawful agents and attorneys-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said Stock, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  October 9, 1997.
        -------------------------

SIMPSON PSB FUND


By:  /s/ Charles A. Lee
     -------------------------
     Charles A. Lee
     President